Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company” or “C21 Investments”)
Suite 820, 1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3N9

Item 2.	Date of Material Change

July 8, 2019.

Item 3.	News Release

News Release dated July 8, 2019 was disseminated through CNW Group.

Item 4.	Summary of Material Change

The Company appointed Sonny Newman to serve as the new President and Chief Executive Officer of the Company.

Item 5.1	Full Description of Material Change

The Company appointed Sonny Newman to succeed Robert Cheney as President and Chief Executive Officer of the Company.

Sonny Newman is the Founder of Silver State Relief and Silver State Cultivation in Nevada, and has several other companies in electronics, manufacturing, electronics distribution, real estate development and an investment company. Mr. Newman was the sole owner of the Silver State companies when they were purchased by C21 Investments earlier this year and is today the largest shareholder of C21 Investments holding approximately 15.3% of the outstanding shares. Mr. Newman’s proven operational and financial discipline in the cannabis and other sectors shows his ability to build solid teams and make strategic investments into opportunistic markets.

In his role as President and CEO of C21 Investments, Mr. Newman has agreed that he will not be a member of the Board of Directors in recognition of his shareholder status and financial arrangements with C21 Investments.

See news release dated July 8, 2019 concerning the restructuring of the Silver State debt.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 336 8613

Item 9.	Date of Report

July 25, 2019